SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2012

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES
SAVINGS AND STOCK OWNERSHIP PLAN, Registrant

By:	/s/ A.C. Zucaro
A.C. Zucaro, Member of the Administration Committee

Date: June 27, 2013

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the
years ended December 31, 2012 and 2011	3

Notes to Financial Statements	4 - 12

Supplemental Schedules:

Schedule of Assets (Held at End of Year) at December 31, 2012	13

Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Old Republic International Corporation Employees Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years the ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 27, 2013

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2012 and 2011

	2012				2011
	Participant	Non-Participant			Participant	Non-Participant
	Directed	Directed	Unallocated	Combined	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments, at fair value:
Old Republic International Corporation:
Common shares	$4,052,060	$118,657,855	$32,989,738	$155,699,653	$3,154,344	$101,755,306	$33,804,001	$138,713,651
Mutual funds	222,946,497	42,903	-	222,989,400	199,997,792	68,613	-	200,066,405
Short-term investments	-	-	1,305,782	1,305,782	-	-	1,484,704	1,404,784
Total investments	226,998,557	118,700,758	34,295,520	379,994,835	203,152,136	101,823,919	35,288,705	340,264,760

Receivables:
Contributions from employers	-	-	3,344,591	3,344,591	-	-	2,817,058	2,817,058
Contributions from employees	33	-	-	33	577,077	-	-	577,077
Funds in course of settlement	-	-	-	-	675	-	-	675
Accrued interest and dividends	-	-	18	18	-	-	62	62
Total receivables	33	-	3,344,609	3,344,642	577,752	-	2,817,120	3,394,872

TOTAL ASSETS	226,998,590	118,700,758	37,640,129	383,339,477	203,729,888	101,823,919	38,105,825	343,659,632

LIABILITIES
Notes payable	-	-	34,800,000	34,800,000	-	-	39,100,000	39,100,000
Unpaid anti-discrimination refunds	54,658	-	-	54,658	25,385	-	-	25,385
Unpaid administrative expenses	-	24,217	-	24,217	-	27,253	-	27,253
TOTAL LIABILITIES	54,658	24,217	34,800,000	34,878,875	25,385	27,253	39,100,000	39,152,638

NET ASSETS AVAILABLE FOR BENEFITS	$226,943,932	$118,676,541	$2,840,129	$348,460,602	$203,704,503	$101,796,666	$(994,175)	$304,506,994

The accompanying notes are an integral part of the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31, 2012 and 2011

	2012				2011
	Participant	Non-Participant			Participant	Non-Participant
	Directed	Directed	Unallocated	Combined	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$-	$-	$3,344,591	$3,344,591	$-	$1,909	$2,817,059	$2,818,968
Common shares committed for
release to participants
(548,974 shares at
$10.65 per share and
530,634 shares at $9.27
per share, respectively)	-	5,846,573	-	5,846,573	-	4,918,977	-	4,918,977
Employee contributions	21,004,102	-	-	21,004,102	20,569,861	-	-	20,569,861
Interfund transfers	1,531,466	(1,531,466)	-	-	3,427,448	(3,427,448)	-	-
Interest income	2,217	-	136	2,353	12,100	5,106	363	17,569
Dividend income	5,041,528	7,412,735	2,683,275	15,137,538	4,520,329	7,255,364	3,013,901	14,789,594
Net appreciation (depreciation) in
fair value of investments	21,187,563	14,226,126	5,032,311	40,446,000	(12,276,983)	(46,323,826)	(18,212,699)	(76,813,508)
Total additions (reductions)	48,766,876	25,953,968	11,060,313	85,781,157	16,252,755	(37,569,918)	(12,381,376)	(33,698,539)

Deductions:
Termination and withdrawal
benefits	25,419,182	9,014,200	-	34,433,382	19,708,206	7,927,545	-	27,635,751
Common shares committed for
release to participants
(548,974 shares at
$10.65 per share and
530,634 shares at $9.27
per share, respectively)	-	-	5,846,573	5,846,573	-	-	4,918,977	4,918,977
Interest expense	-	-	1,378,719	1,378,719	-	-	1,529,497	1,529,497
Anti-discrimination refunds	54,658	-	-	54,658	25,385	-	-	25,385
Administrative expenses	53,607	59,893	717	114,217	101,518	121,337	543	223,398
Total deductions	25,527,447	9,074,093	7,226,009	41,827,549	19,835,109	8,048,882	6,449,017	34,333,008

Net additions (deductions)	23,239,429	16,879,875	3,834,304	43,953,608	(3,582,354)	(45,618,800)	(18,830,393)	(68,031,547)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	203,704,503	101,796,666	(994,175)	304,506,994	207,286,857	147,415,466	17,836,218	372,538,541
End of year	$226,943,932	$118,676,541	$2,840,129	$348,460,602	$203,704,503	$101,796,666	$(994,175)	$304,506,994

The accompanying notes are an integral part of the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

 1.        Description of Plan

A.     Basis of Presentation

The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries [the Corporation, the Plan Sponsor, the Company(ies) or the Employer(s)]. These financial statements and accompanying notes together provide only general information about the Plan. The Plan Document must be referred to for a complete description of the Plan's provisions.

B.     General

The Plan is a defined contribution plan, under the provisions of Section 401(k) of the Internal Revenue Code, covering a majority of employees of the Corporation and certain of its subsidiary companies and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become participants in the Plan on their employment date and as soon as they elect to make contributions to the Plan. Effective as of January 1, 2008, the Plan was amended and operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of ERISA.

The Plan purchased Corporation common shares (ESSOP shares) using the proceeds of loans from the Corporation and participating subsidiary companies (see Note 4). Unallocated ESSOP shares purchased with the Corporation loan proceeds are pledged as collateral on the Corporation loan. The participating subsidiary company loans are guaranteed by the Corporation. ESSOP shares are held in a trust established under the Plan. The borrowings and interest costs are to be repaid over a ten year period by fully deductible Corporation contributions to the Plan, dividends from unallocated Corporation stock, and any earnings the net funds may earn.

The Corporation borrowed funds from a third-party lending institution to fund a portion of the loan proceeds. The Corporation borrowings are collateralized by the associated unallocated ESSOP shares of stock. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan as herein included, present separately the assets and liabilities and changes therein pertaining to the stock not yet allocated to participants under the column entitled “Unallocated Account.” Shares allocated are included in the financial statements herein under the columns entitled “Non-participant Directed Account” and are entitled to diversification as afforded within the Plan document.

On an annual basis, the Plan makes a calculation of the number of shares to be allocated (released) to the account of eligible participants. The calculation of allocated shares is made in accordance with applicable regulations under the Code and the Plan document. Shares allocated to participants will vest in accordance with the stated vesting provisions in the Plan document (see Note 1E).

C.     Contributions

Deferral elected contributions from employees are made on a pretax basis up to a limit of $17,000 in 2012. Participants may elect to make additional contributions, on a post-tax basis, up to a maximum of 100% of eligible compensation, as defined in the Plan, not to exceed the limits set by Section 415 of the Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants. Any employee who does not contribute to the Plan does not receive a Company matching contribution. Only employee contributions up to 6% are matched. However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year. Contributions are also subject to other Code limitations (including the limits imposed by Code Section 415).

Employees may also roll over into the Plan qualified distributions from their previous employer(s)’ qualified plan(s). In addition, employees who are 50 years of age at any time during the Plan year, may make additional, pretax, catch-up contributions up to $5,500 in 2012. Rollovers and catch-up contributions are not eligible for company matching.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

Participants direct the investment of their contributions into various Fidelity Investment mutual funds offered by the Plan, of which there are currently twenty three. In addition, participants may also direct their contributions to buy Old Republic common stock. Participants may change the investment allocation of their contributions and earnings thereon daily.

A Plan participant is eligible to receive an allocation of ESSOP shares if the following criteria are met:

•	the participant completes 1,000 or more hours of service during the year and
•	the participant is employed by one of the Companies on December 31 of that year, died or became fully disabled during the year, or retired during the year after attaining age 65.

The Company contributions, when aggregated with the Plan’s dividends and other earnings on the unallocated ESSOP shares, are used to fund the Plan’s debt service. The debt service funding triggers the release of shares to be allocated to participants’ accounts, in accordance with regulations under ERISA, the Code and the Plan Document.

The Company matching contribution is based on the following formula:

	If the percentage increase in the Corporation’s average operating
	operating earnings per share for the most recent five year period is
	Less Than	6.00%	9.01%	15.01%	Over
	6%	to 9%	to 15%	to 20%	20%
Percentage of Recognized	The Resulting Employer Matching Contribution
Compensation Contributed	On the First 6% OF Employee Savings Will Be:
1.00%	30%	40%	65%	100%	140%
1.01% to 2.00%	28%	38%	63%	98%	138%
2.01% to 3.00%	26%	36%	61%	96%	136%
3.01% to 4.00%	24%	34%	59%	94%	134%
4.01% to 5.00%	22%	32%	57%	92%	132%
5.01% to 6.00%	20%	30%	55%	90%	130%
6.01% to 15.00%	None	None	None	None	None

The percentage increase in the Corporation's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Corporation for the five years ending with the calculation year, to the same average for the five years ending the year prior to the calculation year. Operating earnings per share are equal to net income per share exclusive of realized capital gains or losses and extraordinary items and income taxes applicable thereto.

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula. The amount of the Companies' contributions are subject to the following limitations:

•
Prior to December 31, 2008, no contribution could be made if the Corporation’s consolidated annual net profit before extraordinary items and taxes was less than $2,500,000. Effective as of December 31, 2008, the Plan was amended to allow the Corporation’s Board of Directors to waive such minimum profit requirement. For plan years 2012 and 2011, the Corporation’s Board of Directors elected to waive the Plan’s minimum profit requirements and declared contributions of $3,344,591 and $2,817,059, respectively, of which $826,889 in 2012 and $333,602 in 2011 were deemed discretionary contributions. The approval of these amounts was necessary to enable the Plan to meet its debt service requirements for 2012 and 2011. For financial statement purposes, the discretionary contribution is included with the employer matching contribution.

•	No contribution shall be made by any Employer for any fiscal year which exceeds the maximum amount currently deductible by that Employer under section 404 of the Code.
•	No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

D.     Employee Account

When a Plan participant makes employee contributions, the contributions are allocated to the mutual fund(s) or Old Republic common stock fund as designated by the participant. These funds constitute the participant’s Employee Account which, for financial statement purposes, is included under the column entitled “Participant Directed Account.” Earnings or losses inure to each Plan participant's Employee Account on a daily basis, based upon the performance of the mutual fund(s) and Old Republic common stock fund that the Plan participant selected. Participants are fully vested in their contribution funds and earnings/losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For contributions made to the Plan prior to 2005, participants may make in-service withdrawals from their Employee Account no more than twice during a plan year. The minimum amount of such in-service withdrawal shall be the lower of $500 or the balance of the participant’s Employee Account as of the last day of the prior plan year. For contributions made to the Plan after 2004, participants may make in-service withdrawals, including contributions made during the year of the in-service withdrawal, only if they meet the hardship provisions outlined in the Internal Revenue Service Regulations.

E.     Company Account

Each year, the released shares triggered by the debt service funding and the earnings/losses thereon are allocated to the participant’s Company Account which, for financial statement purposes, is included under the column entitled i “Non-Participant Directed Account.” If a Plan participant terminates service with the Companies, the amount that he/she receives from his/her Company Account depends upon his/her vested interest in such account. A Plan participant vests in his/her Company Account based on his/her "Years of Service," over a six year period, with 20% vesting after two years of service plus an additional 20% per additional vesting year.

A Plan participant earns a Year of Service for each calendar year during which he/she completes 1,000 or more hours of service for the Companies. However, a Plan participant will become 100% vested in his/her Company Account prior to six years of service if:

•	the Plan participant has reached age 65, or
•	termination is caused by death, or
•	termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

Upon meeting any of the above, the participant may elect to receive his/her benefits in the form of cash or Old Republic International Corporation common shares (Company Stock). If a participant elects a cash distribution of both his/her Company Account and Employee Account, he/she may elect to be paid:

•	in one lump sum, or
•	in a direct rollover to an eligible retirement plan specified by the participant, or
•
in substantially equal annual or more frequent installments paid over a reasonable period of time not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his/her spouse or designated beneficiary.

The amount a Plan participant receives from his/her Company Account is also affected by forfeitures and earnings/losses. If a Plan participant terminates service prior to full vesting, the non-vested portion of his/her Company Account is forfeited. Forfeited matching amounts are re-allocated to remaining participants who made employee contributions, completed 1,000 or more hours of service for the Company during the year, and are employed by the Company on December 31 or terminated service due to retirement on or after age 65, death, or total and permanent disability. Forfeited amounts from other employer discretionary contributions not included in matching contributions are reallocated to all remaining eligible Plan participants who are employed by the Companies on the last day of the year. Forfeitures are allocated based upon the ratio of the Plan participant's eligible compensation to the eligible compensation of all eligible Plan participants (eligible compensation is limited to a maximum of $150,000). Forfeitures allocated in the 2012 and 2011 plan years were $234,000 and $300,000, respectively.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

Each participant’s account is credited with an allocation of ESSOP shares released by the Trustee from the unallocated account and forfeitures of terminated participants’ non-vested accounts. Only those participants who are eligible participants, as described above, will receive an allocation in accordance with the Plan document.

Participants are able to divest Company Stock acquired with employer matching and profit sharing contributions after completing three years of service. The investment options available for diversification are the same mutual funds available for investment of Employee contributions. Previously diversified funds may be re-diversified into Old Republic common stock. For financial statement purposes, diversified funds are transferred from the Non-Participant Directed Account to the Participant Directed Account, but are still considered part of the Company Account.

F.     Unallocated Account

The unallocated account represents all assets and liabilities of the Plan relating to the leveraging of the Plan and not yet allocated or committed to be allocated to participants.

G.     Common Shares Committed to be Allocated to Participants

The Common Shares Committed to be Allocated to Participants represents the fair market value of the ESSOP shares to be allocated to participants’ accounts after December 31. It represents the number of shares calculated in accordance with applicable regulations under the Code. It takes into account the debt service provided by the company matching and other discretionary contributions, and dividends received on the unallocated ESSOP shares during the year. The release fraction applied to the number of unreleased shares at December 31 is the principal paid that coincides with the timing of the company matching contribution, discretionary contributions, and the interest paid during the plan year (numerator) divided by the numerator plus an estimate of the remaining future principal and interest (assuming most recent interest rate at December 31) to be paid.

At December 31, 2012 and 2011, 548,974 and 530,634 ESSOP shares, respectively, were committed to be released and 3,097,628 and 3,646,602 respectively, remained as unallocated. It should be noted that there is no connection as to the number of shares being allocated and the market value of the Corporation’s common shares at any given time. Hence, the market value of the stock on the actual day of allocation (release) to participants’ accounts may vary from the fair market value at December 31, 2012 and 2011, as presented in the financial statements.

H.    Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

 2.        Summary of Accounting Policies

A.    Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

B.     Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results can differ from those estimates.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

C.     Risks and Uncertainties

Besides the investment of matching contributions into common stock of the Corporation, the Plan provides participants with various investment alternatives for their savings contributions and or diversifications. These investment alternatives are made up of various types of Fidelity Investment mutual funds which can be equity based, fixed income based or a combination thereof. In addition, participants may also direct their contributions to buy Old Republic common stock.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles. Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

D.     Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date. Old Republic International Corporation common shares are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year. Short-term investments are valued at cost plus accrued interest which approximates fair value.

The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

E.     Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

F.     Plan Expenses

Plan expenses including fees for trustee, legal, accounting, auditing, investment, custodial and other services are paid by the Plan and included in administrative expenses. Certain other expenses are paid or provided by the Plan Sponsor. Investment management fees paid by the Plan are included in the net fund investment appreciation (depreciation) for the year.

G.     New Accounting Pronouncements

The following new accounting pronouncement was adopted during year ended December 31, 2012:

Fair value measurements – In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance requiring the categorization by level of items that are disclosed at fair value and information about transfers between Level 1 and Level 2. The new guidance is effective for reporting periods beginning after December 15, 2011. Net assets available for benefits and changes in net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

H.    Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

3.          Investments

A.    Investments Greater Than 5% of Plan Net Assets

The following presents investments, the fair value of which are 5% or more of Plan net assets available for benefits at December 31:

	2012	2011
Old Republic International Corporation Common Stock:
Allocated and participant directed accounts (380,475 and 340,274 shares, respectively)	$ 4,052,060	$ 3,154,343
Allocated and non-participant directed accounts (10,592,609 and 10,446,206 shares, respectively)	112,811,282	96,836,330
Committed to be allocated to participant accounts (548,974 and 530,634 shares, respectively)	5,846,573	4,918,977
Not allocated to participant accounts (3,097,628 and 3,646,602 shares, respectively)	32,989,738	33,804,001
Total held by the Plan (14,619,686 and 14,963,716 shares, respectively)	$ 155,699,653	$ 138,713,651

Fidelity Cash Reserves Fund	$ 17,665,837	$ 20,428,984

Fidelity Dividend Growth Fund	$ 18,725,881	$ 16,974,266

Spartan 500 Index Institutional Fund	$ 19,235,158	$ 16,855,705

Fidelity Freedom 2020 Fund	$ 18,978,548	*

* Investment balance was less than 5% of net assets available for benefits at December 31, 2011.

Net appreciation (depreciation) in the fair value of investments is broken down as follows for the years ended December 31:

	2012	2011

Old Republic International Corporation Common Stock	$ 19,737,560	$ (65,872,915)
Mutual funds	20,708,440	(10,940,593)
	$ 40,446,000	$ (76,813,508)

B.     Fair Value Measurements

The Plan investments are reported at fair value in the accompanying statements of net assets available for plan benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted market prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2(D). There have been no changes in the methodologies used at December 31, 2012 from prior years.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Fair Value Measurements as of December 31, 2012:
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$57,649,052	$-	$-	$57,649,052
Equity funds	79,139,119	-	-	79,139,119
Fixed Income funds	54,979,767	-	-	54,979,767
Growth fund	5,716,807	-	-	5,716,807
Index funds	25,504,655	-	-	25,504,655
Total mutual funds	222,989,400	-	-	222,989,400
Company Common stocks	155,699,653	-	-	155,699,653
Other short-term	1,305,782	-	-	1,305,782
Total investments at fair value	$379,994,835	$-	$-	$379,994,835

	Fair Value Measurements as of December 31, 2011:
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$46,447,359	$-	$-	$46,447,359
Equity funds	71,793,960	-	-	71,793,960
Fixed Income funds	54,537,129	-	-	54,537,129
Growth fund	5,680,616	-	-	5,680,616
Index funds	21,607,341	-	-	21,607,341
Total mutual funds	200,066,405	-	-	200,066,405
Company Common stocks	138,713,651	-	-	138,713,651
Other short-term	1,484,704	-	-	1,484,704
Total investments at fair value	$340,264,760	$-	$-	$340,264,760

4.         Notes Payable

In December 2008, the Plan entered into term loan agreements with the Corporation and participating subsidiary companies for aggregate borrowings of $50,000,000 ($30,000,000 from the Corporation and $20,000,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 5,488,475 shares of the Corporation’s common stock. Unallocated shares associated with the Corporation’s loan are collateral on the loans. The Corporation pledged its rights associated with the collateral shares as collateral on the Corporation’s loan with a financial institution. The participating subsidiary company loans are guaranteed by the Corporation. The loans all bear interest at a variable interest rate indexed to the London Interbank Offered Rate (LIBOR) plus 350 basis points. The interest rate was 3.71% and 3.76% at December 31, 2012 and 2011, respectively.

Interest is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the Corporation’s loan is payable in accordance with the following maturity schedule through March 2018 when any remaining principal and accrued interest are due and payable. Principal amounts on the participating subsidiary company loans are due on March 31, 2013, subject to annual loan renewal under the ESSOP loan agreements dated December 8, 2008. In 2013, the Plan repaid $1,860,000 principal to the subsidiary companies. The repayment of the remaining principal balance of $12,060,000 was extended through March 31, 2014.

At December 31, 2012, loans due to the Corporation and participating subsidiary companies aggregated $34,800,000.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

Maturities of the Plan’s ESSOP loans are as follows:

	Total	Corporation	Participating Subsidiary Companies

2013	$4,650,000	$2,790,000	$1,860,000
2014	15,120,000	3,060,000	12,060,000
2015	3,300,000	3,300,000
2016	3,570,000	3,570,000
2017	3,960,000	3,960,000
Thereafter	4,200,000	4,200,000
Total	$34,800,000	$20,880,000	$13,920,000

The fair value of the Plan’s notes payable are equal to their carrying value. The estimated fair value is based on an internally generated interest yield market matrix table, which incorporates maturity, coupon rate, credit quality, structure and current market conditions. All notes payable are classified within Level 3 of the fair value hierarchy as described in Note 3(B).

5.         Parties in Interest

Old Republic International Corporation and participating subsidiaries are parties in interest. The Plan’s Non-Participant Directed Account (Company Account) and Unallocated Account are made up of the Corporation’s common stock as noted in Note 3. Also, office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

Fidelity Investments Institutional Services Company, Inc. (Fidelity Investments), a subsidiary of FMR Corporation, is the Plan’s custodian, record keeper and provider of educational information to Plan participants. All mutual funds are managed by subsidiaries of FMR Corporation, which make FMR Corporation a party in interest. Fees paid by the Plan to Fidelity Investments for custodianship, transaction and maintenance were $64,848 and $136,507 during 2012 and 2011, respectively.

6.         Termination Priorities

Although it has no plans to do so, the Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non-forfeitable. Upon termination of the Plan, the Plan shall direct the trustee to pay all liabilities and expenses of the Trust Fund and sell shares of financed ESSOP shares held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loans.

7.         Tax Status

The Internal Revenue Service issued a favorable determination letter, dated August 2, 2011, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.         Anti-Discrimination Refunds

Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non-highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

how many contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the anti-discrimination refunds payable at any given year-end. Anti-discrimination refunds payable to participants were $54,658 and $25,385 at December 31, 2012 and 2011, respectively.

SUPPLEMENTAL SCHEDULE

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012
EIN: 36-2678171 PLAN NUMBER-003

			(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
		RATE OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)*	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
	BALANCED FUNDS:
	FIDELITY FUND	N/A	VARIABLE	N/A	348,218	sh	#	$12,469,679
	FIDELITY FREEDOM INCOME FUND	N/A	VARIABLE	N/A	150,712	sh	#	1,764,834
	FIDELITY FREEDOM 2000 FUND	N/A	VARIABLE	N/A	135,382	sh	#	1,674,676
	FIDELITY FREEDOM 2010 FUND	N/A	VARIABLE	N/A	617,108	sh	#	8,713,560
	FIDELITY FREEDOM 2020 FUND	N/A	VARIABLE	N/A	1,326,244	sh	#	18,978,548
	FIDELITY FREEDOM 2030 FUND	N/A	VARIABLE	N/A	582,080	sh	#	8,282,994
	FIDELITY FREEDOM 2040 FUND	N/A	VARIABLE	N/A	600,798	sh	#	4,962,595
	FIDELITY FREEDOM 2050 FUND	N/A	VARIABLE	N/A	83,212	sh	#	802,166
	EQUITY FUNDS:
	FIDELITY EQUITY-INCOME FUND	N/A	VARIABLE	N/A	315,856	sh	#	14,864,200
	FIDELITY VALUE FUND	N/A	VARIABLE	N/A	190,643	sh	#	14,553,654
	FIDELITY DIVERSIFIED INTERNATIONAL FUND	N/A	VARIABLE	N/A	501,688	sh	#	15,020,535
	FIDELITY DIVIDEND GROWTH FUND	N/A	VARIABLE	N/A	626,284	sh	#	18,725,881
	FIDELITY SMALL CAP INDEPENDENCE FUND	N/A	VARIABLE	N/A	186,024	sh	#	3,739,079
	FIDELITY MID-CAP STOCK FUND	N/A	VARIABLE	N/A	416,466	sh	#	12,235,770
	FIXED INCOME FUNDS:
	FIDELITY INVESTMENT GRADE BOND FUND	N/A	VARIABLE	N/A	916,468	sh	#	7,331,748
	FIDELITY INTERMEDIATE TERM BOND FUND	N/A	VARIABLE	N/A	605,352	sh	#	6,743,625
	FIDELITY CAPITAL & INCOME FUND	N/A	VARIABLE	N/A	1,127,519	sh	#	10,711,431
	FIDELITY CASH RESERVES	N/A	VARIABLE	N/A	17,665,837	sh	A	17,665,837
	FIDELITY SHORT-TERM BOND FUND	N/A	VARIABLE	N/A	1,456,643	sh	#	12,527,126
	GROWTH FUND:
	FIDELITY AGGRESSIVE GROWTH FUND	N/A	VARIABLE	N/A	276,041	sh	#	5,716,807
	INDEX FUNDS:
	SPARTAN 500 INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	380,970	sh	#	19,235,158
	SPARTAN EXTENDED MARKET INDEX FUND	N/A	VARIABLE	N/A	100,825	sh	#	4,023,939
	SPARTAN INTERNATIONAL INDEX FUND	N/A	VARIABLE	N/A	65,506	sh	#	2,245,558
	TOTAL							222,986,400

EMPLOYER SECURITIES:
	OLD REPUBLIC INTERNATIONAL
	CORPORATION COMMON STOCK:
	PARTICIPANT DIRECTED	N/A	N/A	N/A	380,475	sh	$4,452,645	4,052,060
	NON-PARTICIPANT DIRECTED	N/A	N/A	N/A	11,141,583	sh	98,288,757	118,657,855
	UNALLOCATED	N/A	N/A	N/A	3,097,628	sh	33,220,537	32,989,738
	TOTAL				14,619,686	sh	$135,961,939	155,699,653

SHORT-TERM INVESTMENTS		N/A	N/A	N/A	1,305,782	sh	$1,305,782	1,305,782

	TOTAL INVESTMENTS HELD							$379,994,835

Notes:
*	All parties above are "Parties in Interest."
#	Participant directed funds.
A	Includes Non-Participant directed funds (42,903 shares with a cost and current value of $42,903).